UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

23 April 2014

For the purposes of compliance with Article 82 of the Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), and corresponding provisions, Abengoa, S.A. (“Abengoa” or the “Company”) hereby informs the National Securities Market Commission (Comisión Nacional del Mercado de Valores), for public release, of the following

Significant event

Following the significant event notices (hechos relevantes) delivered to this Commission on 7 April 2014 regarding the implementation of the paid-up capital increase approved by the General Shareholders’ Meeting of Abengoa held on second call on 6 April 2014, under item three on the agenda (the “Capital Increase”), we hereby inform you that:

(i)                         The period for trading the free allotment rights corresponding to the Capital Increase ended today, 23 April 2014.

(ii)                      During the period established for such purpose, which ended on 15 April 2014, the holders of 351,867,124 free allotment rights (52,193,313 of which corresponding to Class A shares and 299,673,811 corresponding to Class B shares) entitled to accept the irrevocable commitment to purchase the referred rights made by Abengoa (the “Purchase Commitment”) have done so.

(iii)                   On 22 April 2014, Abengoa proceed to acquire such rights in the total gross amount of 39,057,250.764 euros.

(iv)                  As set forth in Informative Document published by Abengoa on 7 April 2014, it is expected that cash payment to those shareholders who have requested cash compensation by virtue of the Purchase Commitment will occur on 25 April 2014.

(v)                     Abengoa has waived the shares corresponding to the free allotment rights acquired pursuant to the Purchase Commitment.

(vi)                  Likewise, given that the maximum numbers of Abengoa Class A and Class B shares to be issued – after deducting the shares corresponding to the free allotment rights of Class A and Class B shares acquired by Abengoa pursuant to the Purchase Commitment (which Abengoa has waived in accordance with the provisions of the preceding paragraph) – were a fraction, Abengoa has additionally waived 36 free allotment rights corresponding to 36 Class A shares and 14 free allotment rights corresponding to 14 Class B shares held by the Company in order for the number of new shares ultimately issued in the Capital Increase to be a whole number and not a fraction.

(vii)               Therefore, the definitive number of Class A and Class B shares, having a par value of one (1) euro and one cent (0.01) of one euro each, respectively, that will be issued in the Capital Increase is 810,582 new Class A shares and 13,396,448 new Class B shares, with the nominal amount of the Capital Increase being 944,546.48 euros, which entails an increase of 1.04% over the share capital of Abengoa prior to the implementation of the Capital Increase.

(viii)            It is expected that, subject to compliance with all legal requirements (particularly that of the verification of such compliance by the National Securities Market Commission), the new shares will be admitted to trading on the Madrid and Barcelona Stock Exchanges, through the Automated Quotation System (Sistema de Interconexión Bursátil), on Wednesday 30 April 2014 and that the ordinary trading of the new shares will commence on Friday 2 May 2014.

Miguel Ángel Jiménez-Velasco Mazarío
Secretary General

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: April 23, 2014